FEDERAL INSURANCE COMPANY

Endorsement No:	5
Bond Number:	81948054
NAME OF ASSURED: MARSICO CAPITAL MANAGEMENT, LLC

NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
Marsico Investment Fund
Marsico Focus Fund
Marsico Growth Fund
Marsico 21st Century Fund
Marsico International Opportunities Fund
Marsico Flexible Capital Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-0949 (Ed. 1-97) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No:	6
Bond Number:	81948054
NAME OF ASSURED: MARSICO CAPITAL MANAGEMENT, LLC

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 29, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5647 (Ed. 11-03)